SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 26, 2003

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F    ☒                              Form 40-F     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                              No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc
(formerly known as MDP Acquisitions plc)

Quarterly Information Package

Quarter Ended June 30, 2003

JSG Funding plc (formerly known as MDP Acquisitions plc)

Summary Group Profit and Loss Account

	JSG Funding 3 months to June 30, 2003 € 000	JSG* 3 months to June 30, 2002 € 000	JSG Funding 6 months to June 30, 2003 € 000	JSG* 6 months to June 30, 2002 € 000
	Unaudited	Unaudited	Unaudited	Unaudited
Turnover
Continuing Operations	1,041,923	1,124,249	2,115,898	2,042,094
Acquisitions	175,259	—	175,259	—
Disposals	—	157,786	104,355	321,336

	1,217,182	1,282,035	2,395,512	2,363,430
Cost of sales	874,693	923,829	1,733,803	1,704,230

Gross profit	342,489	358,206	661,709	659,200
Net operating expenses	243,255	267,451	479,686	500,714
Reorganization and restructuring costs	—	13,569	5,346	13,569

Operating profit subsidiaries
Continuing Operations	84,278	69,490	154,095	130,022
Acquisitions	14,956	—	14,956	—
Disposals	—	7,696	7,626	14,895

	99,234	77,186	176,677	144,917
Share of associates' operating profit	4,672	43,276	6,654	86,800
Share of associates' restructuring costs	—	(1,911)	—	(4,130)

Total operating profit	103,906	118,551	183,331	227,587

Profit on sale of operations — subsidiaries	—	20,440	—	20,440
Group net interest	(76,922)	(22,026)	(150,599)	(41,023)
Share of associates' net interest	(1,107)	(26,505)	(1,351)	(58,752)

Total net interest	(78,029)	(48,531)	(151,950)	(99,775)

Profit before taxation	25,877	90,460	31,381	148,252
Taxation
Group	15,658	27,161	39,730	44,541
Share of associates	946	7,376	1,029	12,237

	16,604	34,537	40,759	56,778

Profit after taxation	9,273	55,923	(9,378)	91,474
Equity minority interests	3,634	9,413	9,300	17,259

Retained profits / (loss)	€ 5,639	€ 46,510	€ (18,678)	€ 74,215

        *  For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc (formerly known as MDP Acquisitions plc)

Summary Group Balance Sheet as at June 30, 2003

	JSG Funding June 30, 2003 € 000	JSG* June 30, 2002 € 000	JSG Funding Dec. 31, 2002 € 000
	Unaudited	Unaudited	Audited
Assets Employed
Fixed Assets
Intangible assets	1,813,436	246,432	1,543,545
Tangible assets	2,184,969	2,352,820	2,214,254
Amounts due by fellow subsidiaries (newcos)	236,573	—	240,856
Amounts due by parent	3,579	—	3,579
Financial assets	108,014	1,428,240	165,243

	4,346,571	4,027,492	4,167,477

Current Assets
Stocks	507,821	496,648	470,207
Debtors	1,065,115	1,162,109	1,016,181
Amounts due by fellow subsidiaries (newcos)	11,577	—	4,412
Cash at bank and in hand	195,129	216,531	184,331

	1,779,642	1,875,288	1,675,131
Creditors (amounts falling due within one year)	1,299,978	1,343,417	1,259,583

Net current assets	479,664	531,871	415,548

Total assets less current liabilities	€4,826,235	€4,559,363	€4,583,025

Financed by
Creditors (amounts falling due after more than one year)	3,093,530	1,543,875	3,027,384
Government grants	34,664	11,630	12,043
Provisions for liabilities and charges	570,715	393,412	377,183
Pension liabilities (net of deferred tax)	93,598	—	140,366

	3,792,507	1,948,917	3,556,976

Capital and Reserves
Called up share capital	40	333,472	40
Share premium	—	105,183	—
Revaluation reserve	—	10,579	—
Other reserves	904,747	137,539	871,798
Profit and loss account	(6,008)	1,857,742	6,261

Group shareholders' funds (equity interests)	898,779	2,444,515	878,099
Minority interests (equity interests)	134,949	165,931	147,950

	1,033,728	2,610,446	1,026,049

	€4,826,235	€4,559,363	€4,583,025

        *  For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc (formerly known as MDP Acquisitions plc)

Statement of Total Recognized Gains and Losses

	JSG Funding 6 months to June 30, 2003 € 000	JSG* 6 months to June 30, 2002 € 000
	Unaudited	Unaudited
Profit for the period attributable to ordinary shareholders —Group	(22,042)	67,847
—Associates	3,364	6,368

	(18,678)	74,215

Translation adjustments on foreign currency net investments —Group	32,949	(160,138)

Actuarial gain recognized in retirement benefits schemes	6,409	—

Total recognized gains and losses relating to the financial period —Group	17,316	(92,291)
—Associates	3,364	6,368

	€ 20,680	€ (85,923)

Reconciliation of Movements in Shareholders' Funds

	JSG Funding 6 Months to June 30, 2003 € 000	JSG* 6 Months to June 30, 2002 € 000
	Unaudited	Unaudited
At beginning of year	878,099	2,525,191
(Loss)/profit for the period	(18,678)	74,215
Actuarial gain recognized in retirement benefit schemes	6,409	—
Translation adjustments on foreign currency net investments	32,949	(160,138)
New share capital subscribed	—	3,716
Goodwill on disposals	—	1,531

At end of period	€ 898,779	€ 2,444,515

        * For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc (formerly known as MDP Acquisitions plc)

Segmental Analyses

Sales—third party	JSG Funding 3 months to June 30, 2003 € 000%		JSG* 3 months to June 30, 2002 € 000%		JSG Funding 6 months to June 30, 2003 € 000%		JSG* 6 months to June 30, 2002 € 000%
Packaging	789,248	64.8	659,208	51.4	1,444,278	60.3	1,270,022	53.7
Specialities	251,920	20.7	253,231	19.8	509,341	21.3	363,727	15.4

Europe	1,041,168	85.5	912,439	71.2	1,953,619	81.6	1,633,749	69.1
United States and Canada	—	—	157,786	12.3	104,355	4.3	321,336	13.6
Latin America	176,014	14.5	211,810	16.5	337,538	14.1	408,345	17.3

	€1,217,182	100.0	€1,282,035	100.0	€2,395,512	100.0	€2,363,430	100.0

Associates' third party sales	€ 69,746		€ 2,355,464		€ 126,670		€ 4,743,015

Share of associates' third party sales	€ 27,615		€ 700,127		€ 50,624		€1,413,602

        * For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

JSG Funding plc (formerly known as MDP Acquisitions plc)

Segmental Analyses

Profit before goodwill amortization, interest, exceptional items and taxation

	JSG Funding 3 months to June 30, 2003 € 000%		JSG* 3 months to June 30, 2002 € 000%		JSG Funding 6 months to June 30, 2003 € 000%		JSG* 6 months to June 30, 2002 € 000%
Packaging	59,698	51.7	49,249	36.2	116,026	55.3	96,149	38.5
Specialities	33,354	28.9	22,972	16.8	50,394	24.0	28,110	11.2
Associates	2,848	2.4	4,654	3.4	5,130	2.4	15,405	6.2

Europe	95,900	83.0	76,875	56.4	171,550	81.7	139,664	55.9

Packaging	—	—	7,232	5.3	7,775	3.7	14,496	5.8
Associates	—	—	36,327	26.7	—	—	66,874	26.8

United States and Canada	—	—	43,559	32.0	7,775	3.7	81,370	32.6

Packaging	23,746	20.5	25,395	18.6	40,918	19.5	48,164	19.3
Associates	254	0.2	1,369	1.0	(46)	(0.0)	2,810	1.1

Latin America	24,000	20.7	26,764	19.6	40,872	19.5	50,974	20.4

Asia (Associates)	1,570	1.4	926	0.7	1,570	0.7	1,711	0.7

Unallocated centre costs	(5,948)	(5.1)	(11,899)	(8.7)	(11,863)	(5.6)	(23,989)	(9.6)

Profit before goodwill amortization, interest, exceptional items and taxation	115,522	100.0	136,225	100.0	209,904	100.0	249,730	100.0

Goodwill amortization	(11,616)		(2,194)		(21,227)		(4,444)
Group net interest	(76,922)		(22,026)		(150,599)		(41,023)
Share of associates' net interest	(1,107)		(26,505)		(1,351)		(58,752)

Profit before exceptional items	25,877		85,500		36,727		145,511
Reorganization and restructuring costs	—		(13,569)		(5,346)		(13,569)
Profit on the sale of operations	—		20,440		—		20,440
Share of associates' exceptional costs	—		(1,911)		—		(4,130)

Profit before taxation	€ 25,877		€ 90,460		€ 31,381		€ 148,252

        * For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

1.    BASIS OF PRESENTATION

        The following name changes took place in June 2003:

Old Name	Current Name
MDCP Acquisitions Ltd (parent)	Jefferson Smurfit Group Ltd
MDP Acquisitions plc (issuer)	JSG Funding plc
MDCP Acquisitions I (purchaser)	JSG Acquisitions
Jefferson Smurfit Group Ltd (JSG)	Smurfit Packaging Corporation Ltd

        On July 5, 2002, purchaser, a wholly-owned subsidiary of issuer, commenced a public tender offer (the "offer") for all of the issued and to be issued share capital of JSG. On September 3, 2002, purchaser declared the offer unconditional in all respects. Purchaser subsequently acquired all of the ordinary shares, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off." In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were or will be transferred to newly formed, wholly owned subsidiaries of parent, which we collectively refer to as the "newcos," in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by parent, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of parent and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by parent of €125 million in cash, which funds were provided by the newcos to parent in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units," consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes," and warrants to purchase parent's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by purchaser under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003, the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "asset swap," issuer exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's assets. The cash consideration for the transaction was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February, 2003.

        Issuer's consolidated financial statements as of June 30, 2003 and JSG's consolidated financial statements as of June 30, 2002 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of issuer and JSG have each been prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP"). To provide a basis for comparison of the current operating results of issuer, we have included historical financial results of JSG for the same period in the prior year. The financial statements do not constitute full accounts as defined by the Companies (Amendment) Act 1986. Full accounts for parent for the period June 12, 2002 to December 31, 2002 will be filed with the Irish Registrar of Companies in due course.

        Irish GAAP differs in certain significant respects from U.S. GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to issuer's audited consolidated financial statements for the period June 12, 2002 to December 31, 2002, which have been filed with the U.S. Securities and Exchange Commission. In addition, issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million of newcos facility, which is recourse only to the assets of the newcos.

        The fair value exercise relating to the acquisition of JSG by purchaser is not yet complete. The major adjustments expected are in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been finalized and resulted in an increase in deferred liabilities of approximately €210 million at the date of acquisition. These adjustments were reflected in the financial statements to December 31, 2002. The main outstanding item is the fair value of land and buildings and, property, plant and equipment. As we operate from approximately 300 locations, it is difficult to estimate the eventual outcome of the professional valuer's valuation. However we expect that there will be an increase in fixed asset values which would reduce the goodwill and deferred tax provision shown in the financial statements.

        The fair value exercise relating to the acquisition of SSCC's European packaging assets by the Group is in progress. The major adjustments expected are in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been finalized and resulted in an increase in deferred liabilities of approximately €110 million at the date of acquisition. These adjustments were reflected in the financial statements to June 30, 2003. The main outstanding item is the fair value of land and buildings and, property, plant and equipment. The assets swap resulted in a net increase in goodwill of €289 million.

        The financial statements include the acquisition of Munksjö by JSG with effect from the end of the first quarter of 2002.

        Operating results for the first half of 2003 are not necessarily indicative of the results that may be expected in future periods.

2.    SUMMARY OF ACCOUNTING POLICIES

        These financial statements should be read in conjunction with issuer's consolidated financial statements for the year ended December 31, 2002 included in Form F-4 filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this document.

Turnover and Revenue Recognition

        Turnover consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

Use of Estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.    EMPLOYEE PENSION PLANS—DEFINED BENEFIT COST

        The following table sets out the components of the defined benefit cost for the period from January 1, 2003 to June 30, 2003:

Analysis of Amount Charged in Arriving at Operating Income

	3 Months to June 30, 2003 € 000	6 Months to June 30, 2003 € 000
Current service cost	8,555	17,932
Past service cost	328	600
Expected return on pension scheme assets	(9,329)	(20,801)
Interest cost on pension scheme liabilities	13,358	28,051

	€ 12,912	€ 25,782

        Included in cost of sales and net operating expense is a total defined benefit pension expense for the three months to June 30, 2003 of €12,912,000. If this charge was presented in accordance with FRS 17—Retirement Benefits, Cost of sales and Net operating expenses would include a charge of €8,883,000 and the remaining €4,029,000 would be shown as 'Other financial expense' following 'Total net interest' on the face of the profit and loss account. This presentation would increase total operating profit by €4,029,000.

        Included in cost of sales and net operating expense is a total defined benefit pension expense for the six months to June 30, 2003 of €25,782,000. If this charge was presented in accordance with FRS 17—Retirement Benefits, Cost of sales and Net operating expenses would include a charge of €18,532,000 and the remaining €7,250,000 would be shown as 'Other financial expense' following 'Total net interest' on the face of the profit and loss account. This presentation would increase total operating profit by €7,250,000.

4.    ANALYSIS OF NET DEBT

	JSG Funding June 30, 2003 € 000	JSG* June 30, 2002 € 000
Senior credit facility:
Tranche A Term loan (1a)—interest at relevant interbank rate + 2.25%	546,805	—
Tranche B Term loan (1b)—interest at relevant interbank rate + 2.75%	469,178	—
Tranche C Term loan (1c)—interest at relevant interbank rate + 3.25%	469,178	—
Yankee bonds (including accrued interest) (2)	414,853	401,372
Evergreen facilities (3)	—	60,074
Syndicated facility (4)	—	296,692
U.S. private placement (5)	—	467,314
U.K. private placement (6)	—	48,391
Bank loans and overdrafts (net of cash)	(52,969)	150,630

Total subsidiary debt	1,847,045	1,424,473
2012 Bonds (including accrued interest) (7)	1,045,478	—

Total senior debt	2,892,523	1,424,473
PIK units (including accrued interest) (8)	252,211	—

Net Debt	3,144,734	1,424,473
Leases	32,235	25,753

Net Debt including Leases	€3,176,969	€1,450,226

(1a)
Term Loan A due to be repaid in certain installments up to 2009.

(1b)
Term Loan B due to be repaid in full in 2010.

(1c)
Term Loan C due to be repaid in full in 2011.

(2)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(3)
The drawings on the FRF1 billion Evergreen Facilities were refinanced and the facilities cancelled in October 2002.

(4)
The drawings on the €800 million Syndicated Loan were refinanced and the facility cancelled in October 2002.

(5)
6.97% senior series B notes due 2003 of $220 million, 7.1% senior series C notes due 2005 of $199 million and 7.28% senior series D notes due 2008 of $43 million. The notes were refinanced in October 2002.

(6)
9.71% senior series notes due 2004 of GBP£30 million. The notes were refinanced in October 2002

(7)
10 1/8% senior notes due 2012 of €350 million and 9 5/8% senior notes due 2012 of $750 million.

(8)
100,000 € units of 15 1/2% subordinated notes due 2013 and 150,000 US$units of 15 1/2% subordinated notes due 2013.

*
For comparison purposes, the financial results of Jefferson Smurfit Group plc and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

        In the second quarter of 2003 issuer offered to exchange all of the existing Senior Notes due 2012 and Subordinated Notes due 2013 for new notes. The new notes are substantially identical securities to the existing notes but are registered under the U.S. Securities Act of 1933. The existing notes were not so registered. The majority of the note holders accepted these offers. The table following summarises the outstanding aggregate principal amounts by currency on each class of notes before and after the completion of the exchange offers.

	Before exchange 000	After exchange 000
New 10 1/8% Senior Notes due 2012	—	€349,494
Existing 10 1/8% Senior Notes due 2012	€350,000	€506
New 9 5/8% Senior Notes due 2012	—	$750,000
Existing 9 5/8% Senior Notes due 2012	$750,000	—
New USD 15 1/2% Subordinated Notes due 2013	—	$150,483
Existing USD 15 1/2% Subordinated Notes due 2013	$161,783	$11,300
New EUR 15 1/2% Subordinated Notes due 2013	—	€107,855
Existing EUR 15 1/2% Subordinated Notes due 2013	€107,855	—

        In the analysis of debt above, to aid comparability, the Senior Notes and accrued interest are shown under the heading '2012 Bonds (including accrued interest)' and the Subordinated Notes are shown under the heading 'PIK units (including accrued interest)'.

5.    STOCKHOLDERS' EQUITY

        The equity is mainly represented by cash paid in respect of a capital contribution of €731,960,000 and cash from the issue of 40,000 ordinary shares of €1 each (issued at par), by parent. Certain members of management were given the right to subscribe cash for convertible shares of parent (the 'Unvested Convertible Equity') at nominal value. Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of parent upon payment in cash of a further amount equal to the fair market value of an ordinary share on the date of grant, which in the case of the initially allocated Unvested Convertible Equity is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by such holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent approximately 10 per cent. of parent's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting. 40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Performance vesting. 40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of parent measured by notional return on investment achieved by MDP from the date of its investments in parent, calculated by reference to the price paid for parent and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting. 20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Early vesting. The board of directors of parent will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of parent's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At June 30, 2003 7,797,263 convertible shares had been issued.

6.    US GAAP RECONCILIATIONS

        The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ("Irish GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). A detailed discussion of those differences from an historical perspective is included in note 37 to issuer's audited consolidated financial statements for the period June 12, 2002 to December 31, 2002, which have been filed with the U.S. Securities and Exchange Commission. The following is a summary of the estimated significant adjustments to income and shareholders' equity which would be required if US GAAP were to be applied instead of Irish GAAP:

Income	JSG Funding 6 months to June 30, 2003 € 000
Unaudited
Net income reported in the consolidated statement of income	(18,678)

Adjustments:
Goodwill amortization	21,227
Retirement benefits	586
Deferred taxation	1,913
Stock compensation	(372)
Financial instruments—fair value	(7,657)
Consolidation of companies sold to newcos	2,872

18,569

Net income as adjusted to accord with US GAAP	€(109)

Arising from:
Continuing operations	(3,804)

Income available to ordinary shareholders as adjusted to accord with US GAAP	(3,804)
Discontinued activities	3,695

Net income available to ordinary shareholders as adjusted to accord with US GAAP	€(109)

Comprehensive Income	JSG Funding 6 months to June 30, 2003 € 000
Unaudited
Net income available to ordinary shareholders as adjusted to accord with US GAAP	(109)
Other comprehensive income/(loss):
Financial instruments—fair value	(16,421)
Unrealized foreign currency translation adjustments	47,460
Actuarial gain recognized in retirement benefit schemes	4,952

Comprehensive income	€35,882

Shareholders' equity	JSG Funding June 30, 2003 € 000
Unaudited
Shareholders' equity as reported in the consolidated balance sheet	898,779

Adjustments:
Goodwill—Fair value adjustments on acquisition	59,846
Goodwill—Aggregate amortization	31,180
Hyper-inflationary economies—property, plant and equipment
— Cost	48,203
—Aggregate depreciation	(23,123)
Hyper-inflationary economies—investments	678
Retirement benefits	(15,847)
Deferred taxation	(64,031)
Financial instruments—fair value	(4,643)
Minority share of US GAAP adjustments	(3,169)
Rollover investment by JSG management	(77,084)
Shareholders' equity of companies sold to newcos	(122,850)

(170,840)

Shareholders' equity as adjusted to accord with US GAAP	€727,939

Cumulative other comprehensive income amounts

	Currency Translation Adjustments €000	Financial Instruments Gains/(losses) €000	Actuarial Gain / (loss) Recognized In Retirement Benefit schemes €000	Total €000
	Unaudited	Unaudited	Unaudited	Unaudited
Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Move for the six months to June 30, 2003	47,460	(16,421)	4,952	35,991

Balance at June 30, 2003	€64,360	€(20,955)	€8,725	€52,130

        The categories of cash flow under US GAAP are summarized as follows:

JSG Funding 6 months to June 30, 2003 € 000
Unaudited
Cash inflow from operating activities	135,860
Cash (outflow) on investing activities	(126,700)
Cash inflow from financing activities	14,247

Increase in cash and cash equivalents	23,407
Currency adjustment on cash and cash equivalents	(4,356)
Cash and cash equivalents at beginning of period	171,929

Cash and cash equivalents at end of period	€191,980

Stock-Based Compensation

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group's net income for the period presented would have been the following:

JSG Funding 6 months to June 30, 2003 € 000
Unaudited
Net income available to ordinary shareholders as adjusted to accord with US GAAP	(109)
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	298
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(232)

Pro forma	€(43)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

        This report covers the results of JSG Funding plc ("issuer"), formerly known as MDP Acquisitions plc, the indirect owner of Smurfit Packaging Corporation Ltd, together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as "Group". Allowing for the acquisition of Munksjö in 2002, the asset swap and the transfer of assets such as the Pomona mill to the newcos, the operating results of our subsidiary operations for the half-year are broadly comparable to those of JSG for the corresponding period in 2002. However, the overall profitability of the Group is fundamentally different as a result of the significantly higher net interest cost and the absence of SSCC.

        The following name changes took place in June 2003:

Old Name	Current Name
MDCP Acquisitions Ltd (parent)	Jefferson Smurfit Group Ltd
MDP Acquisitions plc (issuer)	JSG Funding plc
MDCP Acquisitions I (purchaser)	JSG Acquisitions
Jefferson Smurfit Group Ltd (JSG)	Smurfit Packaging Corporation Ltd

GENERAL

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industry is particularly sensitive to price fluctuations as well as other factors.

        Recycled wastepaper prices, primarily old corrugated containers (OCC), increased strongly in the second quarter of 2002 prompting an increase in the paper prices charged by our mills. Price increases were announced in Europe for containerboard (one for kraftliner and two for recycled grades) and, consequently, for corrugated containers. Recycled wastepaper prices eased, however, in September and October leading to the erosion of the second containerboard increase. Markets have been generally weak in the first half of 2003. Pressure from rising wastepaper costs in the first quarter led to the announcement of selling price increases for recycled containerboard. However, these price increases were eroded in the second quarter as waste prices went into decline again. Kraftliner prices have remained generally stable during the half year but are coming under increased pressure due to market conditions and the price differential between kraftliner and recycled papers.

RESULTS OF OPERATIONS

SECOND QUARTER 2003 COMPARED TO SECOND QUARTER 2002

        Consolidated net sales from continuing operations of €1,042 million for the second quarter of 2003 decreased by approximately 7% compared to 2002 reflecting weak demand and difficult trading conditions in many of our markets. Including acquisitions and disposals, net sales for the second quarter of 2003 amounted to €1,217 million, approximately 5% lower than in 2002.

        The principal acquisition was that of the former European operations of SSCC, acquired as part of the asset swap in exchange for our 50% shareholding in Smurfit MBI. In addition, certain former associate companies both in Europe and Latin America became subsidiaries in 2003.

        While net acquisitions boosted net sales in the second quarter of 2003, this was offset by the impact on our non-euro denominated sales revenues, principally those denominated in U.S. dollars, of the relative strengthening of the euro in 2003. As a result of currency, the euro value of our net sales in the quarter was reduced by €73 million compared to 2002.

        Excluding the impact of the former European operations of SSCC, overall volumes in our European operations were marginally lower compared to 2002. Reflecting a weakening of prices since the first quarter of 2003, average prices were only slightly higher than in the second quarter of 2002.

        In Latin America, overall volumes were higher than in 2002 although the situation varied from country to country. However, while the general trend in pricing was downwards in the first quarter of 2003, containerboard prices improved in the second quarter.

        Net sales from our European operations of €1,041 million in the second quarter of 2003 increased by approximately 14% principally as a result of the inclusion of the sales of the former operations of SSCC. Overall average prices for containerboard were slightly higher than in 2002 while corrugated prices were broadly similar. By June 2003, however, the price of recycled linerboard had fallen below the levels ruling in 2002. The trend in paper pricing has resulted in pressure on corrugated prices.

        Net sales from our Latin American operations fell by 17% to €176 million in 2003 with the impact of currency offset by acquisitions accentuating a real decline of approximately 7%. The U.S. dollar is the reporting currency for our Latin American operations and, in the second quarter of 2003, the average exchange rate to the euro was approximately US$ 1.11 compared to US$ 0.90 in 2002. Excluding acquisitions, containerboard and corrugated volumes were slightly higher than in 2002 while average containerboard prices were higher than in 2002 with corrugated prices slightly lower.

        Following the disposal of our U.S. subsidiaries in 2002, our only remaining operation in the United States is Munksjö's decor base paper mill, which is included in the European Specialities segment.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Reflecting the overall decline in net sales, gross profit for the second quarter of 2003 decreased by 4% to €342 million. Cost of sales decreased also, while representing at 72% a slightly lower percentage of net sales than in 2002, the decrease reflecting the benefit of lower waste fibre costs than in 2002, when prices increased strongly in April, which more than offset the impact of higher energy costs.

        Net operating expenses, comprising selling, general and administrative costs as well as distribution costs, decreased by 9% to €243 million and represented 20% of net sales compared to 21% in 2002. The lower costs reported for the second quarter were net of the benefit of certain one-off items such as the €18.2 million gain on the sale of property at the K-Club. While the costs reported for our Latin American operations were lower by virtue of the relative strength of the euro, local currency movements against the U.S. dollar in the quarter resulted in higher reported costs. For the six months to June, however, these local currency movements had a positive effect. In addition, as anticipated, certain centre costs were lower than in 2002.

        Our share of associates' operating profit at €4.7 million for the second quarter of 2003 related mainly to Duropack and Papelera Navarra in Europe and Smurfit Toyo in Asia. Although Papelera Navarra is now reported as a subsidiary, it was an associate until the end of May 2003. The total of €43.3 million in 2002 included SSCC together with Duropack and Papelera Navarra as well as certain other companies, some of which have been transferred to the newcos in late 2002.

        Total profit before goodwill amortization, interest, exceptional items and taxation of €116 million for the second quarter of 2003 was 15% lower than in 2002 reflecting the continued weak trading conditions.

        With the inclusion of the former operations of SSCC, profit from our European operations at €96 million was 25% higher than in 2002. Conversely, in the absence of SSCC and Smurfit MBI, we no longer have operations reporting in the United States and Canada segment. The profitability of our Latin American operations at €24.0 million was 10% lower than in 2002 with the consolidation of certain former associates resulting in the decline in our share of earnings from associates. Unallocated centre costs at €5.9 million for the second quarter were approximately 50% lower than in 2002 primarily as a result of successful containment of costs in the current year.

        No exceptional items were reported in the second quarter of 2003. In 2002, exceptional items included a gain of over €20 million on the disposal of our U.S. printing and voting equipment businesses less reorganization and restructuring costs of €13.6 million, mainly in relation to our European operations, as well as €1.9 million in respect of our share of exceptional costs reported by SSCC.

INTEREST EXPENSE AND TAXES

        As a result of our increased level of net debt following the acquisition of JSG, Group net interest at €76.9 million was significantly higher than in 2002. Conversely, our share of associates' net interest, which related mainly to SSCC in 2002, was only €1.1 million in the second quarter of 2003.

        Profit before taxation was €25.9 million for the second quarter. The accounting tax charge for the quarter was €16.6 million, €15.7 million of which related to our subsidiaries, representing an overall tax rate of approximately 70%. This compared to a rate of over 150% for the half-year to June 2003 and reflected the benefit in the quarter of the inclusion of €18.2 million in respect of the sale of property at the K-Club on which no tax charge was booked since the tax otherwise arising will be completely offset by interest expense.

        Reflecting both the higher level of profits in 2002 and the relatively modest goodwill amortization add-back, the overall rate of tax for our subsidiaries was approximately 36% in the second quarter of 2002. This, combined with a rate of approximately 50% for our associates, resulted in an overall rate of tax for the Group of approximately 38% for the second quarter of 2002.

SIX MONTHS 2003 COMPARED TO SIX MONTHS 2002

        Against a backdrop of weak demand and difficult trading conditions, consolidated net sales from continuing operations at €2,116 million for the six months to June 2003 were 4% higher than 2002. Including acquisitions and disposals, net sales for the six months to June 2003 amounted to €2,396 million, over 1% higher than in 2002.

        The principal acquisition was that of the former European operations of SSCC, acquired as part of the asset swap in exchange for our 50% shareholding in Smurfit MBI. In addition, certain former associate companies both in Europe and Latin America became subsidiaries in 2003. Disposals comprise Smurfit MBI, the Pomona Mill and the US printing and voting equipment businesses.

        While net acquisitions boosted net sales in the six months to June 2003, this was offset by the impact on our non-euro denominated sales revenues, principally those denominated in U.S. dollars, of the relative strengthening of the euro in 2003. As a result of currency, the euro value of our net sales in 2003 was reduced by approximately €135 million compared to 2002.

        Excluding Munksjö, which was an associate in the first quarter of 2002, and the former European operations of SSCC, overall volumes in our European operations for the half-year were broadly in line with 2002. Prices were generally higher in the six months to June 2003 compared to 2002, when price increases were effected in the second half of the year. However, prices weakened in the second quarter of 2003. In Latin America, overall volumes were higher than in 2002 although the situation varied from country to country. However, the general trend in pricing was downwards reflecting a combination of weak market conditions and strong competition.

        Net sales from our European operations of €1,954 million in the first half of 2003 increased by approximately 20% principally as a result of the inclusion of the sales of the former operations of SSCC for the second quarter and of Munksjö for the first quarter. Kraftliner volumes were slightly higher than in 2002, which was more a reflection of a weak 2002 rather than any real growth in the current year. Both recycled containerboard and corrugated volumes in our continuing operations were marginally down on 2002. Average prices were generally higher in 2003 but by June the price of recycled linerboard had fallen below June 2002 levels. The trend in paper pricing has resulted in pressure on corrugated prices.

        Net sales from our Latin American operations fell by 17% to €338 million in 2003 with the impact of currency as offset by acquisitions accentuating a real decline of approximately 10%. The U.S. dollar is the reporting currency for our Latin American operations and, in the first half of 2003, the average exchange rate was US$ 1.08 compared to US$ 0.89 in 2002. Excluding acquisitions, containerboard and corrugated volumes were slightly higher than in 2002. Prices, however, were generally weaker than in 2002.

        Following the disposal of our U.S. subsidiaries in 2002 and Smurfit MBI of Canada in the second quarter of 2003, net sales from our operations in the United States and Canada decreased by approximately 68% compared to 2002.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Gross profit for the six months to June 2003 increased marginally to €662 million. Cost of sales increased also, while representing at 72% a slightly higher percentage of net sales than in 2002, the increase being driven mainly by higher energy costs. While waste fibre prices were also higher in the first quarter of 2003 than in 2002, average prices for the half-year were broadly comparable as a result of the strong price increases in April 2002.

        Net operating expenses, comprising selling, general and administrative costs as well as distribution costs, decreased by 4% to €480 million and represented 20% of net sales compared to 21% in 2002. The decrease was due mainly to the inclusion of certain one-off items such as the €18.2 million gain on the sale of property at the K-Club. While the costs reported for our Latin American operations were lower by virtue of the relative strength of the euro, the devaluation of certain local currencies against the U.S. dollar had a further positive impact. In addition, as anticipated, certain centre costs were lower than in 2002.

        Our share of associates' operating profit at €6.7 million for the six months to June 2003 related mainly to Duropack and Papelera Navarra in Europe and Smurfit Toyo in Asia. Although Papelera Navarra is now reported as a subsidiary, it was an associate until the end of May 2003.

The total of €86.8 million in 2002 included both SSCC and Munksjö together with Duropack and Papelera Navarra as well as certain other companies, some of which were transferred to the newcos in late 2002.

        Total profit before goodwill amortization, interest, exceptional items and taxation of €210 million for the first six months of 2003 was 16% lower than in 2002 reflecting the continued weak trading conditions.

        With the inclusion of the former operations of SSCC, and Munksjö for six months rather than three, profit from our European operations at €172 million was 23% higher than in 2002. Conversely, the profitability of our packaging operations in the United States and Canada was down by approximately 46% as a result of the absence of Smurfit MBI for the second quarter. In 2002 we reported our share of SSCC's profits under associates. The profitability of our Latin American operations at €40.9 million was 19% lower than in 2002 with the consolidation of certain former associates resulting in the decline in our share of earnings from associates. Unallocated centre costs at €11.9 million were approximately 51% lower than in 2002 primarily as a result of successful cost containment in the current year.

        Exceptional items in the first six months of 2003 related to termination payments. In 2002, exceptional items included a gain of over €20 million on the disposal of our U.S. printing and voting equipment businesses less reorganization and restructuring costs of €13.6 million, mainly in relation to our European operations, as well as €4.1 million in respect of our share of exceptional costs reported by SSCC.

INTEREST EXPENSE AND INCOME TAXES

        As a result of our increased level of net debt following the acquisition of JSG, Group net interest at €150.6 million was significantly higher than in 2002. Conversely, our share of associates' net interest, which related mainly to SSCC in 2002, was only €1.4 million in the six months to June 2003.

        Profit before taxation was €31.4 million for the six months to June 2003. The accounting tax charge for the half-year was €40.8 million, €39.7 million of which related to our subsidiaries, representing an overall tax rate of over 150%. The relatively high rate of tax in our subsidiaries results from the presence of items not allowable for tax (such as goodwill amortization of €21.2 million) and the fact that not all of the Group interest charge is currently tax deductible.

        Reflecting both the higher level of profits in 2002 and the lower goodwill amortization add-back, the overall rate of tax for our subsidiaries was approximately 36% in the first half of 2002. This, combined with a rate of approximately 50% for our associates, resulted in an overall rate of tax for the Group of approximately 38% for the six months to June 2002.

LIQUIDITY AND CAPITAL RESOURCES

        Summary cash flows for the three months and six months to June 2003 and 2002 are set out in the following table.

	JSG Funding Q2 2003 €Million	JSG* Q2 2002 €Million	JSG Funding H1 2003 €Million	JSG* H1 2002 €Million
Profit before tax—subsidiaries	22	75	26	124
Exceptional items	—	(16)	—	(16)
Depreciation and amortization	76	69	148	128
Non cash interest expense	15	—	29	—
Working capital change	(19)	(13)	(42)	(25)
Capital expenditure (incl. capital creditors)	(50)	(55)	(90)	(96)
Sales of fixed assets	—	1	1	1
Tax paid	(7)	(66)	(24)	(79)
Dividends from associates	—	3	—	3
Other	8	4	8	5

Free cash flow	45	2	56	45
Investments	(6)	(149)	(94)	(281)
Sale of businesses and investments	5	24	12	26
Share issues	—	2	—	4
Dividends	—	(56)	(4)	(59)
Transaction related movements	2	—	(22)	—

Net cash inflow/(outflow)	46	(177)	(52)	(265)
Net cash/(debt) acquired/disposed	14	—	55	(152)
SSCC debt repaid	—	—	(97)	—
Non-cash interest accrued	(10)	—	(20)	—
Currency translation adjustments	41	125	82	106

(Increase)/decrease in net borrowing	91	(52)	(32)	(311)

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of JSG Funding plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

SECOND QUARTER 2003 COMPARED TO SECOND QUARTER 2002

        Profit from subsidiaries for the second quarter of 2003 amounted to €22 million compared to €75 million in 2002 with the benefit of the gain of over €18 million in respect of the property sale at the K-Club partly offsetting the impact of significantly higher interest charges than in 2002. However, free cash flow for the quarter was €45 million compared to €2 million in 2002. The increase arose through higher goodwill amortization and non-cash interest add-backs and lower tax payments, which together more than offset the impact of the reduced profit from subsidiaries and a slightly higher working capital outflow.

        Capital expenditure (including capital creditors) amounted to €50 million in the quarter, representing 77% of depreciation compared to 82% in the second quarter of 2002. Capital expenditure has been closely monitored in 2003 with the expenditure in the first quarter representing 64% of depreciation. Working capital increased by €19 million in the second quarter while tax payments at €7 million were greatly reduced compared to €66 million in 2002.

        Investments in the second quarter of 2003 included the purchase of the remaining 50% shareholding in our former joint-venture paper sack operation in Poland. In 2002, investments of €149 million in the second quarter related primarily to Munksjö, in respect of which we had paid €127 million in March.

        Sale of businesses and investments in the second quarter of 2003 include the disposal of certain of our publishing companies while the €24 million inflow in 2002 relates primarily to the sale of our U.S. election printing and voting equipment businesses.

        With only modest financing and investment movements in the quarter, our free cash flow of €45 million translates into an overall net cash inflow of €46 million compared to a net cash outflow of €177 million in 2002. Dividend payments in the second quarter of 2002 included JSG's final dividend for 2001.

        Net borrowing decreased by €91 million in the second quarter, partly offsetting the increase of €123 million in the first quarter. In addition to the net cash inflow for the quarter, the decrease resulted from a net acquisition of cash as a result of the consolidation of Papelera Navarra, and a positive currency adjustment as partly offset by the add-back for non-cash interest.

        Reflecting the relative strengthening of the euro, primarily against the U.S. dollar in 2003, the value of our non-euro debt decreased giving rise to a currency gain of €41 million. In 2002, there was a currency gain of €125 million.

SIX MONTHS 2003 COMPARED TO SIX MONTHS 2002

        Reflecting our considerably higher interest costs in 2003, profit from subsidiaries at €26 million for the six months to June 2003 was considerably lower than in 2002. However, free cash flow for the six months to June 2003 increased by €11 million to €56 million. The increase arose through higher depreciation, goodwill amortization and non-cash interest add-backs and lower tax payments.

        Depreciation was higher in 2003, partly because of the inclusion of Munksjö, as was goodwill amortization reflecting the changed structure of the Group since September 2002. Capital expenditure (including capital creditors) has been closely monitored in 2003, representing 71% of depreciation compared to 77% in the half-year to June 2002. Working capital increased by €42 million in the half-year mainly due to higher stocks in anticipation of the vacation and maintenance stop periods.

        Tax paid in the six months to June 2003 amounted to €24 million compared to €79 million in 2002.

        Investments were significant in both 2003 and 2002. In March 2003, we completed the asset swap with SSCC and exchanged our investment in Smurfit MBI together with approximately €185 million in cash for their European packaging operations. Of the €185 million, €88 million is reported under investments and represents the amounts paid for equity while €97 million is shown within the movements in net borrowing as the repayment of SSCC inter-company debt.

        In 2002, investments included €272 million in respect of Munksjö.

        Sale of businesses and investments in the six months to June 2003 include the disposal of certain of our publishing companies as well as the refund of a deposit of over €5 million in respect of a project in Mexico, which is now seen as unlikely to proceed. The €26 million inflow in 2002 relates primarily to the sale of our U.S. printing and voting equipment businesses.

        As a result of the significant investment expenditure in the period, the overall result for the six months to June 2003 was a net cash outflow of €52 million. This compared to a net cash outflow of €265 million in 2002 when the investment in Munksjö and our dividend payment as a plc combined to outweigh our free cash flow surplus.

        Reflecting the relative strengthening of the euro, primarily against the U.S. dollar in 2003, the value of our non-euro debt decreased giving rise to a currency gain of €82 million. In the six months of 2002, there was a currency gain of €106 million.

        Net borrowing increased by €32 million in the first six months of 2003 with a positive currency adjustment offsetting the net cash outflow and the add-back for non-cash interest. The currency translation adjustment of €82 million arose from the reduction in the euro value of our non-euro denominated net borrowing, principally as a result of the relative weakening of the U.S. dollar. At June 30 2003, the exchange rate was US$ 1.1427 to the euro compared to US$ 1.0487 at December 31, 2002.

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

        Issuer and purchaser incurred substantial indebtedness in connection with the leveraged buyout of JSG in September 2002. As at June 30, 2003, the Group had €3,145 million of net indebtedness outstanding as compared to net indebtedness of €3,112 million as of December 31, 2002. Our significant debt service obligations following the buyout could have material consequences to our security holders and lenders.

        At June 30, 2003, issuer had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003, issuer increased its 9 5/8% senior notes issue due 2012 from $545 million to $750 million by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the asset swap transaction with SSCC. In addition at June 30, 2003 issuer had outstanding $162 million and €108 million subordinated notes due 2013 each with a coupon of 15 1/2%. Purchaser and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.7 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of June 30, 2003 for each of the drawings under the term loans and the revolving credit facility.

Borrowing Arrangement	Currency	Interest Rate
Term Loan A	EUR USD GBP	4.4025%-4.767% 3.36375% 5.9139%
Term Loan B	EUR USD	4.9025%-5.267% 4.0275%
Term Loan C	EUR USD	5.4025%-5.767% 4.5275%

        The borrowings under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. The Term Loan A must be repaid by installments from December 2003 through September 2009. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of the issuer and its subsidiaries to:

  •
  incur additional indebtedness and issue preference shares,

  •
  pay dividends or make certain other restricted payments,

  •
  consummate certain asset sales,

  •
  incur liens,

  •
  enter into certain transactions with affiliates, or

  •
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of issuer, could limit corporate and operating activities.

        Issuer believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that issuer's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. Issuer's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES

        Certain accounting issues require management estimates and judgements for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgements are listed below.

Allowance for Doubtful Accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2002 and 2001 were €11 million and €10 million, respectively.

Post Retirement Benefits

        From September 3, 2002 (the date of the JSG acquisition), issuer has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

Income Tax Matters

        At December 31, 2002, we had net operating loss carryforwards of €235 million which are available indefinitely. These loss carryforwards have a tax value of €53 million. Valuation allowances of €36 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

        We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent that we were to prevail in matters for which accruals have been established our effective tax rate in a given financial statement period may be materially impacted.

PROSPECTIVE ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial position and results of operations.

        In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", was issued. SFAS No. 148 supplements SFAS No. 123, "Accounting for Stock-Based

Compensation", and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28 "Interim Financial Reporting". The transition and disclosure obligations contained in SFAS 148 apply to fiscal years after December 15, 2002.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain other issues, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The impact on our financial position and results of operations is not expected to be material.

        In May 2003, SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The impact on our financial position is not expected to be material.

RESEARCH AND DEVELOPMENT

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2002 and 2001, Smurfit's research and development costs were approximately €4.9 million and €5.2 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

        In general the Group does not use Special Purpose Vehicles or similar financing arrangements. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were or will be transferred to the newcos (wholly owned subsidiaries of parent) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser. Issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million newcos facility, which is recourse only to the assets of the newcos. As at June 30, 2003, €69 million was outstanding under the Newco credit facility, following debt repayments of €56 million. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At June 30, 2003, the proportion of the Group's total borrowing that was at fixed interest rate was 70%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €1,045 million equivalent and PIK subordinated notes totaling €252 million equivalent. In the 4th quarter of 2002, we entered into 3 year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of June 2003 to approximately 70%. In June 2003, €400 million of the 3 year swaps were extended for a further 2 years.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €9.5 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

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  our ability to implement our business strategy successfully;

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  our ability to comply with existing or new environmental regimes in the countries in which we operate;

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  our liability for violations, known or unknown, under environmental laws;

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  increased competition from other companies in our industry and our ability to retain or increase our market shares;

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  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

Website Access to Reports

        The Registrant's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statements on Form F-4 and all amendments to those reports are made available free of charge through the Registrant's website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The information on the website is not incorporated into, and is not part of, this report.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
	By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer
Date: August 26, 2003